**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 18, 2021**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Replimune Group, Inc.**

**File No. 333-225846 - CF#36452**

───────────────────

Replimune Group, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from an exhibit to a Form S-1 filed on June 22, 2018, as amended.

Based on representations by Replimune Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.12 | through July 17, 2024 |
| Exhibit 10.13 | through July 17, 2024 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office